Exhibit 4.13

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following is a description of the capital stock of Medline Inc. (the “Company,” “we,” “us,” and “our”) and the material provisions of our amended and restated certificate of incorporation and our amended and restated bylaws and of the General Corporation Law of the State of Delaware (the “DGCL”). Our Class A common stock, par value $0.0001 per share (the “Class A common stock is the only security of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The following also contains a description of our Class B common stock, par value $0.0001 per share (the “Class B common stock”), which is not registered pursuant to Section 12 of the Exchange Act. The description of the Class B common stock is necessary to understand the material terms of the Class A common stock.
The following description does not purport to be complete and is qualified in its entirety by reference to our amended and restated certificate of incorporation, our amended and restated bylaws, and the DGCL.
General
Our amended and restated certificate of incorporation authorizes the issuance of capital stock consisting of 50,000,000,000 shares of Class A common stock, 50,000,000,000 shares of Class B common stock, and 5,000,000,000 shares of preferred stock, par value $0.0001 per share. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.
Common Stock
Class A Common Stock
Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our Class A common stock do not have cumulative voting rights in the election of directors.
Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors, and subject to the rights of the holders of one or more outstanding series of preferred stock, the holders of shares of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution to stockholders.
All outstanding shares of our Class A common stock are fully paid and non-assessable. The Class A common stock are not subject to further calls or assessments by us. Holders of shares of our Class A common stock do not have preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the Class A common stock. The rights, powers, preferences and privileges of holders of our Class A common stock are subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.
Class B Common Stock

The shares of Class B common stock have no economic rights. Holders of shares of our Class B common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election and removal of directors. Upon the occurrence of any split or combination of the Common Units (defined below), the issued shares of our Class B common stock will be automatically split or combined into a greater or lesser number of shares of our Class B common stock at the same ratio as such split or combination of the Common Units. Additionally, other than as the result of a split or combination for which an adjustment has been made as outlined in the foregoing sentence, if at any time the ratio at which Common Units are exchangeable for shares of our Class A common stock changes from one-for-one, the number of votes to which holders of our Class B common stock are entitled will be adjusted accordingly. The holders of our Class B common stock do not have cumulative voting rights in the election of directors.
 In connection with our initial public offering, we issued one share of Class B common stock for each common unit of Medline Holdings, LP (the “Common Units”) held by our Continuing Unitholders (as defined below), and, upon conversion of vested incentive units of Medline Holdings, LP (the “Incentive Units”) for Common Units, the converting holders will also receive an equivalent number of shares of Class B common stock. Upon an exchange by any such Continuing Unitholder of Common Units for shares of our Class A common stock pursuant to the Exchange Agreement, dated December 16, 2025, by and among the Company, Medline Holdings, LP and the holders of Common Unit holders, an equivalent number of shares of Class B common stock held by each such Continuing Unitholder will be automatically transferred to us and cancelled and retired. “Continuing Unitholder” means collectively, the holders of Common Units and Incentive Units and our Class B common stock, any successor entities thereto.
Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law or by the amended and restated certificate of incorporation. Delaware law entitles the holders of the outstanding shares of Class A common stock, Class B common stock, and any preferred stock to vote separately as different classes in connection with any amendment to our certificate of incorporation that would increase or decrease the par value of the shares of such class or that would alter or change the powers, preferences, or special rights of such class so as to affect them adversely. As permitted by Delaware law, the amended and restated certificate of incorporation includes a provision which eliminates the separate class vote that the holders of our Class A common stock, Class B common stock, or preferred stock would otherwise have with respect to an amendment to the certificate of incorporation increasing or decreasing the authorized number of shares of Class A common stock, Class B common stock, or preferred stock. Thus, subject to any special or additional voting requirements contained in the amended and restated certificate of incorporation, the holders of our Class A common stock, Class B common stock, and preferred stock would vote together as a single class on any amendment to the certificate of incorporation increasing or decreasing the authorized number of shares of Class A common stock, Class B common, stock or preferred stock. Under Delaware law, depending on the circumstances, any such increase in the authorized number of shares of our Class A common stock, Class B common stock, or preferred stock would require either the affirmative vote of the holders of a majority of the votes cast at a meeting at which a quorum is present or a majority in voting power of the outstanding shares of capital stock entitled to vote thereon.

Our amended and restated certificate of incorporation does not provide for any restrictions on transfer of shares of Class B common stock other than:

•	the provisions requiring an automatic transfer of shares of Class B common stock to us upon an exchange of the Common Units associated with such shares;
•
the provisions requiring that the holder will not transfer shares of Class B common stock to any person (other than the Company) unless the holder transfers an equal number of Common Units to the same person directly or indirectly via a transfer of interests in the Medline Management Aggregator LLC or any successor entity;

•	the provisions requiring that, in the event the holder transfers Common Units to any person, the holder transfer an equal number of shares of Class B common stock to the same person.
All outstanding shares of our Class B common stock are fully paid and non-assessable. The Class B common stock are not subject to further calls or assessments by us. Holders of shares of our Class B common stock do not have preemptive, subscription, redemption, or conversion rights. There are no redemption or sinking fund provisions applicable to the Class B common stock. The rights, powers, preferences, and privileges of holders of our Class B common stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.
Mills Family Voting Cap
The Mills Family and their affiliates are not entitled to cast votes, or provide consent, with respect to any shares of capital stock of Medline Inc. owned by them representing, in the aggregate, more than 20% of the total number of votes entitled to be cast (or as to which consents may be delivered) by the holders of all shares of capital stock of Medline Inc. outstanding and entitled to vote (or provide consent) in respect of any matter (the “Mills Family Voting Cap”). Any shares owned by such holders in excess of the Mills Family Voting Cap will not have any voting power on any such matter (and, accordingly, shall be deemed not to be outstanding for purposes of determining a quorum or for purposes of determining the shares entitled to vote at any such meeting or to provide consent in lieu of a meeting of stockholders), with the application of the loss of voting power allocated among such holders pro rata in accordance with the shares of the Company’s capital stock owned thereby.
Preferred Stock
Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by any stock exchange, and subject to the terms of our amended and restated certificate of incorporation, the authorized shares of preferred stock will be available for issuance without further action by holders of our common stock. Our board of directors is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences, and relative, participating, optional, or other special rights, and the qualifications, limitations, or restrictions thereof, including, without limitation:

•	the designation of the series;
•
the number of shares of the series, which our board of directors may, except where otherwise provided in any preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;
•	the dates at which dividends, if any, will be payable on shares of such series;
•	the redemption rights and price or prices, if any, for shares of the series;
•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;
•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs or other event;
•
whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible, and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series of our capital stock; and
•	the voting powers, if any, of the holders of the series.
We could issue one or more series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our Class A common stock might believe to be in their best interests or in which the holders of our Class A common stock might receive a premium over the market price of the shares of our Class A common stock. Additionally, the issuance of preferred stock may adversely affect the rights or interests of holders of our Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock, or subordinating the rights of the Class A common stock to distributions upon a liquidation, dissolution, or winding up or other event. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.
Dividends
The DGCL permits the board of directors of a corporation, subject to any restrictions in the certificate of incorporation, to declare and pay dividends out of the corporation’s “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets is an amount equal to the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, the remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.
Declaration and payment of any dividend will be subject to the discretion of our board of directors. Holders of shares of our Class A common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefore, subject to any statutory or contractual restrictions on the payment of dividends and to the rights of the holders of one or more outstanding series of our preferred stock. Holders of our Class B common stock are not entitled to receive dividends (other than dividends payable in the form of additional shares of Class B common stock)or to receive a distribution upon a liquidation, dissolution, or winding up of the Company.
Annual Stockholder Meetings
Our amended and restated bylaws provide that annual stockholder meetings will be held at a date, time, and place, if any, as exclusively selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings solely by means of remote communications, including by webcast.
Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law
Our amended and restated certificate of incorporation, amended and restated bylaws, and the DGCL contain provisions that are summarized in the following paragraphs and that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control, and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest, or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.
Authorized but Unissued Capital Stock
Delaware law does not require stockholder approval for any issuance of shares that are authorized and available for issuance. However, the listing requirements of Nasdaq, which would apply so long as the shares of Class A common stock remain listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or the then outstanding number of shares of Class A common stock (we believe the position of Nasdaq is that the calculation in this latter case treats as outstanding shares issuable upon exchange of outstanding Common Units not indirectly held by Medline Inc.). These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital, or to facilitate acquisitions.

Our board of directors may generally issue shares of one or more series of preferred stock on terms designed to discourage, delay, or prevent a change of control of the Company or the removal of our management.
Moreover, our authorized but unissued shares of preferred stock will be available for future issuances in one or more series without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions, and to fund employee benefit plans.
One of the effects of the existence of authorized and unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest, or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of Class A common stock at prices higher than prevailing market prices.
Business Combinations
We have elected not to be governed by Section 203 of the DGCL, which is Delaware’s anti-takeover statute that, subject to certain exceptions and approvals, restricts “business combinations,” including specified mergers, asset sales, stock sales, and other transactions, between a corporation and its subsidiaries, on the one hand, and any interested stockholder (generally defined to mean a person who (x) owns 15% or more of the outstanding voting stock of the corporation or (y) is an affiliate or associate of us and was the owner of 15% or more of our voting stock within the three-year period before the date on which it is sought to be determined whether such person is an “interested stockholder,” and the affiliates or associates of such person), on the other, for a three-year period following the time the person became an interested stockholder. However, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•
at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock and was an affiliate of us. For purposes of this section only, “voting stock” generally means any class or series of our stock that is entitled to vote generally in the election of directors. References to a percentage of voting stock in this section refer to the percentage of the votes of such voting stock.
Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Our amended and restated certificate of incorporation provides that our Designating Stockholders (as defined in the director nomination agreements to which the Company is a party) and their affiliates, and any of their respective direct or indirect transferees, and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.
No Cumulative Voting
Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all of our directors.
Special Stockholder Meetings
Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors, the chair of our board, or the chief executive officer; provided, however, that at any time when our Designating Stockholders collectively beneficially own, in the aggregate, at least 30% in voting power of the stock entitled to vote generally in the election of directors, special meetings of our stockholders shall also be called by the board of directors or the chair of the board of directors at the request of a Designating Stockholder. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deterring, delaying, or discouraging hostile takeovers, or changes in control or management of the Company.
Director Nominations and Stockholder Proposals
Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions will not apply to the parties to the director nomination agreements so long as the relevant agreements remains in effect. Our amended and restated bylaws allow the chair of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay, or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.
Stockholder Action by Consent
Pursuant to Section 228 of the DGCL, any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice, and without a vote if a consent or consents, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not permit our Class A common stockholders to act by consent in lieu of a meeting from and after the date on which our Designating Stockholders cease to beneficially own or control, in the aggregate, at least 30% of the total voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors unless such action is recommended by all directors then in office, but it does provide that any action required or permitted to be taken by holders of our Class B common stock, voting separately as a class, or, to the extent expressly permitted by any certificate of designation relating to one or more series of our preferred stock, by the holders of such series of preferred stock, voting separately as a series or separately as a class with one or more other such series, may be taken by consent in lieu of a meeting if a consent or consents, setting forth the action so taken, is or are signed by the holders of outstanding shares of the relevant class or series having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger, consolidation, statutory conversion or statutory domestication, transfer, or continuance in which we are a constituent entity. Pursuant to the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger, consolidation, statutory conversion or statutory domestication, transfer, or continuance will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery, plus interest, if any, on the amount determined to be the fair value, from the effective time of the merger, consolidation, statutory conversion or statutory domestication, transfer, or continuance through the date of payment of the judgment.
Stockholders’ Derivative Actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law. To bring such an action, the stockholder must otherwise comply with Delaware law regarding derivative actions, including by making a pre-suit demand on our board of directors or satisfying its burden to show that any pre-suit demand would be futile. Our amended and restated certificate of incorporation has vested an independent and disinterested litigation demand committee with sole and exclusive authority to consider the merits of any such demands and make decisions and taken actions with respect to any such demands, including whether to initiate a proceeding. This provision may affect a stockholder’s ability to commence or control a derivative proceeding.
Exclusive Forum
To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation includes forum selection provisions.
More specifically, our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty owed by any current or former director, officer, stockholder, or employee of the company to the company or our stockholders; (iii) any action asserting a claim against us arising under the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine.
Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such claims. Our amended and restated certificate of incorporation further provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States, including, in each case, the applicable rules and regulations promulgated thereunder. It is possible that a court could find our forum selection provisions to be inapplicable or unenforceable and, accordingly, we could be required to litigate claims in multiple jurisdictions, incur additional costs or otherwise not receive the benefits that we expect our forum selection provisions to provide.
 To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of our company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. However, investors will not be deemed to have waived compliance with the federal securities laws and the rules and regulations thereunder as a result of our forum selection provisions.
Conflicts of Interest
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors, or stockholders or their respective affiliates, other than those officers, directors, stockholders, or affiliates who are our or our subsidiaries’ employees. As a consequence of this waiver, the investment funds associated with Blackstone Inc. ("Blackstone), The Carlyle Group Inc. ("Carlyle") and Hellman & Friedman LLC (together with Blackstone and Carlyle, our "Sponsors"), the Mills Family, and subject to limited exceptions, any of their respective affiliates and any of our directors who are not employed by us (including any non-employee director who serves as one of our officers in both their director and officer capacities) or their affiliates will not have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that our Sponsors, the Mills Family or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or themselves or its or their affiliates or for us or our affiliates, as a consequence of this waiver, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in their capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business. The director nomination agreements we will enter into with the Designating Stockholders will also contain provisions providing the Designating Stockholders with access to our corporate information.
Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors and certain officers to corporations and their stockholders for monetary damages for breaches of their fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors and officers for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders to recover monetary damages from a director or officer for breach of fiduciary duty as a director or officer, including breaches resulting from grossly negligent behavior. Under current law, this provision will not limit or eliminate the liability of any officer in any action by or in the right of the Company, including any derivative claim. Further, the exculpation from liability for monetary damages does not apply to any director or officer if the director or officer has breached their duty of loyalty to the corporation and its stockholders, acted in bad faith, knowingly or intentionally violated the law, or derived an improper benefit from their actions as a director or officer. In addition, exculpation does not apply to any director in connection with the authorization of illegal dividends, redemptions or stock repurchases.
We have entered into, and expect to continue to enter into, indemnification agreements with each of our directors and executive officers. The indemnification agreements, together with our amended and restated bylaws, provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL, subject to limited exceptions. The indemnification agreements, together with our amended and restated bylaws, also require us to advance expenses, including attorneys’ fees, incurred by our directors and officers in defending against proceedings to which they are or are threatened to be made a party or participant, to the fullest extent permitted by law, subject to limited exceptions.
We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers, and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability, indemnification, and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors and officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
Transfer Agent and Registrar
The transfer agent and registrar for shares of our Class A common stock is Equiniti Trust Company, LLC.
Listing
Our Class A common stock is listed on the Nasdaq Global Select Market under the symbol “MDLN.”